UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

      ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:     Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     Yes ☐  No  ☒

*  *  *

Alon Holdings Blue Square– Israel Ltd. (hereinafter: "Alon Holdings") is the leading retail company in the State of Israel and operates in four reporting segments: In its supermarket segment, Alon Holdings, through its 100% subsidiary, Mega Retail Ltd., currently operates 211 supermarkets under different formats, each offering a wide range of food products, "Near Food" products and "Non-Food" products at varying levels of service and pricing. In its "Non-Food" segment, Alon Holdings, through its 100% subsidiary BEE Group Retail Ltd., operates specialist outlets in self operation and franchises and offers a wide range of "Non-Food" products as retailer and wholesaler. In the Commercial and Fueling Sites segment, through its 78.38% subsidiary, which is listed on the Tel Aviv stock exchange ("TASE"), Dor Alon Energy in Israel (1988) Ltd is one of the four largest fuel retail companies in Israel based on the number of petrol stations and a leader in the field of convenience stores.  Dor Alon operates a chain of 193 petrol stations and 195 convenience stores in different formats in Israel. In its Real Estate segment, Alon Holdings, through its TASE traded 78.26% subsidiary Blue Square Real Estate Ltd., owns, leases and develops yield generating commercial properties and projects.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements may include, but are not limited to, plans or projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual events, results, performance, circumstance and achievements to be materially different from any future events, results, performance, circumstance and achievements expressed or implied by such forward-looking statements.  These risks, uncertainties and other factors include, but are not limited to, the following:  the effect of the recession in Israel on the sales in our stores and on our profitability; our ability to compete effectively against low-priced supermarkets and other competitors; quarterly fluctuations in our operating results that may cause volatility of our ADS and share price; risks associated with our dependence on a limited number of key suppliers for products that we sell in our stores; the effect of an increase in the minimum wage in Israel on our operating results; the effect of any actions taken by the Israeli Antitrust Authority on our ability to execute our business strategy and on our profitability; the effect of increases in oil, raw material and product prices in recent years; the effects of damage to our reputation or to the reputation of our store brands due to reports in the media or otherwise; and other risks, uncertainties and factors disclosed in our filings with the U.S. Securities and Exchange Commission (SEC), including, but not limited to, risks, uncertainties and factors identified under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2010.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.  Except for our ongoing obligations to disclose material information under the applicable securities laws, we undertake no obligation to update the forward-looking information contained in this press release.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

ALON HOLDINGS BLUE SQUARE – ISRAEL LTD.

January 5, 2012	By:	/s/ Ortal Klein
Ortal Klein, Adv.
Corporate Secretary

3

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

Dear Shareholder,

You are cordially invited to attend an Annual General Meeting of Shareholders (the “Meeting”) of Alon Holdings Blue Square – Israel Ltd. (the “Company”) to be held at 10:00 a.m., Israel time, on February 2, 2012 at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel. The purposes of the Meeting are (i) to receive and consider the Directors’ Report and Financial Statements of the Company for the fiscal year ended December 31, 2010, (ii) to re-elect directors to the Company’s Board of Directors, (iii) to approve the extension of the compensation arrangement of the Chairman of the Board of Directors of the Company and (iv) to re-appoint the independent auditors of the Company for the year 2011.

The Company's Board of Directors recommends that you vote "FOR" the proposals, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the Meeting. However, whether or not you plan to attend the Meeting, it is important that your shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices. Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the record date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Thank you for your continued cooperation.

Very Truly Yours,

David Weissman
Executive Chairman of the Board of Directors and
Chief Operating Decision Maker

Tel-Aviv, Israel
January 4, 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of Shareholders (the “Meeting”) of Alon Holdings Blue Square – Israel Ltd. (the “Company”) will be held at 10:00 a.m., Israel time, on February 2, 2012 at the Company's offices at 2 Amal Street, Rosh Ha’ayin, Israel in order to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010;

2.
To re-elect Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky and Avraham Meron as members of the Board of Directors of the Company until the next annual shareholders meeting, in addition to the serving external directors;

3.	To approve the extension of the compensation arrangement of the Chairman of the Board of Directors of the Company; and

4.
To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2011; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the independent auditors for the year ended December 31, 2010.

In addition, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Shareholders of record at the close of business on December 30, 2011 (the “Record Date”) are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed proxy and return it in the pre-addressed envelope provided at your earliest convenience so that it will be received no later than two (2) business days prior to the Meeting. Shareholders may revoke their proxies at any time before the Meeting by providing written notice to the Company. Shareholders who attend the Meeting may revoke their proxies in writing and vote their shares in person.

Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange, may also vote through the enclosed proxy by completing, dating, signing and mailing the proxy to the Company's offices.  Shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange who vote their shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their shares either in person or by proxy must deliver the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Shareholders are allowed to apply in writing, through the Company, to other shareholders of the Company in order to convince them with regard to their vote on items on the agenda of the Meeting (“Position Notice”). Position Notices may be sent to the Company's offices at the address above. Such Position Notices must be in the possession of the Company by January 13, 2012.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, the vote of the first of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the shares. For this purpose, the first joint shareholder shall be the person whose name is entered first in the Company's Register of Shareholders.

By Order of the Board of Directors,

David Weissman
Executive Chairman of the Board of Directors and
Chief Operating Decision Maker

Tel-Aviv, Israel
January 4, 2012

ALON HOLDINGS BLUE SQUARE - ISRAEL LTD.
2 Amal Street
Rosh Haayin 48092, Israel
___________________________

PROXY STATEMENT
For the Annual General Meeting of Shareholders
to be held on February 2, 2012

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.0 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts (“ADRs”) issued by the Bank of New York Mellon (“BONY”), of Alon Holdings Blue Square - Israel Ltd. (the “Company” or “Blue Square”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on February 2, 2012 at 10:00 a.m. (Israel time) at the offices of the Company, 2 Amal Street, Rosh Ha’ayin, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following resolutions or to consider the following items:

1.	To receive and consider the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010;

2.
To re-elect Messrs. David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky and Avraham Meron as members of the Board of Directors of the Company until the next annual shareholders meeting, in addition to the serving external directors;

3.	To approve the extension of the compensation arrangement of the Chairman of the Board of Directors of the Company; and

4.
To re-appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s independent auditors for the year 2011; to authorize the Board of Directors and the Audit Committee to determine the auditors’ fees; and to inform the shareholders the aggregate compensation paid to the independent auditors for the year ended December 31, 2010.

The Company currently is unaware of any other matters that may be raised at the Meeting.  Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. If a properly executed proxy in the enclosed form is received by the Company at least two (2) business days prior to the Meeting, all of the shares represented by the proxy shall be voted as indicated on the form or, if no preference is noted, shall be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may come before the Meeting or any adjournment thereof. Shareholders and ADR holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with the Company (in the case of holders of Ordinary Shares) or with BONY (in the case of holders of ADRs), a written notice of revocation or duly executed proxy bearing a later date.

The Board of Directors of the Company is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxies to shareholders and ADR holders on or about January 4, 2012. In addition to solicitation of proxies by mail, certain officers, directors, employees and agents of the Company, none of whom shall receive additional compensation therefor, may solicit proxies by telephone, telegram or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling, and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares or ADRs. As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended (the “1934 Act”), related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

Only shareholders and ADR holders of record at the close of business on December 30, 2011 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting.  At the close of business on December 26, 2011, the Company had outstanding 65,954,427 Ordinary Shares (excluding 207,433 Ordinary Shares held by the Company as treasury shares), each of which is entitled to one vote for each of the matters to be presented at the Meeting. Two or more shareholders holding shares conferring in the aggregate at least 50% of the voting power of the Company, present in person or by proxy at the Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the Meeting a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. At such reconvened meeting, any one shareholder present in person or by proxy, shall constitute a quorum regardless of the number of shares represented.

Item 2 and 4 to be presented at the Meeting will require the affirmative vote of at least a majority of the voting power represented at the Meeting in person or by proxy and voting on the matter presented.

Item 3 relating to the compensation of the Chairman of the Board of Directors of the Company will require the affirmative vote of the Company’s shareholders holding at least a majority of the shares present, in person or by proxy, and voting on the matter, provided that such a majority includes (i) at least a majority of the total shares of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of such proposal  (abstentions will not be taken into account); or (ii) the total number of shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Israeli Companies Law of 1999 (the “Companies Law”) as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a corporation.

The lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

On all matters considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the Proposals considered at the Meeting, although they will be counted in determining whether a quorum is present.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information, as of December 26, 2011, concerning (i) the persons or entities known to the Company to beneficially own 5% or more of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by directors and officers of the Company as a group. Our major shareholders do not have voting rights different from the voting rights of our other shareholders.

Name	Number of Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
Alon Israel Oil Company Ltd. Alon Retail Ltd. Menorah Mivtachim Holdings Ltd. Directors and Officers of the Company as a group	50,955,267 (2) 30,604,303(3) 5,608,987 (4) 0(5)	77.26% 46.40% 8.5% 0%
______________

(1)	The percentage of outstanding ordinary shares is based on 65,954,427 ordinary shares outstanding as of December 26, 2011 (excluding 207,433 Ordinary Shares held by the Company as treasury shares).

(2)
Includes 20,327,710 ordinary shares of the Company issued to Alon Israel Oil Company Ltd. (“Alon”) in consideration for the Company’s purchase of all the outstanding shares of Dor Alon Energy In Israel Ltd. from Alon. In addition, Alon may be deemed to beneficially own all of the shares held directly and indirectly by Alon Retail Ltd. due to the ownership structure of Alon Retail described in footnote (3); accordingly, the number of shares listed as owned by Alon includes all the shares that are listed as owned by Alon Retail Ltd.

(3)
Alon Retail Ltd. is a wholly owned subsidiary of Nissan Alon Retail Holdings Ltd., which is a wholly owned subsidiary of the Nissan Dor Chains Ltd., which is a wholly owned subsidiary of Dor Food Chains Holdings Ltd., a wholly owned subsidiary of Alon. To the Company’s best knowledge, Alon is owned approximately 46.9% (excluding shares held by Alon as treasury shares) by nine collective acquisition entities of kibbutzim in Israel and approximately 53.1% (excluding shares held by Alon as treasury shares) are held together by Bielsol Investments (1987) Ltd. and Mr. David Wiessman. To the Company’s best knowledge, the shareholders of Bielsol Investments (1987) Ltd. consist of Shibag Ltd. (whose shareholders are Advocate Shraga Biran, and Gara, Boaz and Iftah Biran, where all voting rights have been granted to Advocate Biran), holding 79.4% of the capital and voting rights of Bielsol Investments, D.B.W Investments Ltd. (controlled by Mr. David Wiessman), holding 19.8% of the capital and voting rights of Bielsol Investments, Shibago Ltd. (whose partners are Shibag Ltd. (75%) and a company controlled by David Wiessman (25%)), holding 0.8% of the capital and voting rights of Bielsol Investments.

(4)
Includes shares held by Menora Mivtachim Insurance Ltd., Menora Mivtachim Finance Ltd., Menora Mivtachim Pensions Ltd., Menora Mivtachim Gemel Ltd., and Menora Mivtachim Mutual Funds Ltd. To the Company’s best knowledge, Menora Mivtachim Holdings Ltd. (“Menora Holdings”) is an Israeli public company. Approximately 61.9% of Menora Holdings outstanding shares are held directly and indirectly by Menachem Gurevitch and the remaining of the outstanding shares are held by the public. Menora Mivtachim Insurance Ltd. and Menora Mivtachim Finance Ltd. are wholly owned subsidiaries of Menora Holdings. Menora Mivtachim Pensions Ltd. is a wholly owned subsidiary of Menora Mivtachim Insurance Ltd. Menora Mivtachim Gemel Ltd. and Menora Mivtachim Mutual Funds Ltd. are wholly owned subsidiaries of Menora Mivtachim Finance Ltd.

The shares reported as beneficially owned by Menora Holdings, Menora Insurance, Menora finance, Mivtachim Pension, Menora Gemel and Menora Mutual Funds are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies which are managed by Menora Insurance, Menora Finance, Mivtachim Pensions, Menora Gemel and Menora Mutual Funds, all of which are wholly owned subsidiaries of Menora Holdings, each of which operates under independent management and makes independent voting and investment decisions.

(5)
Does not take into account Ordinary Shares that directors of the Company may be deemed to beneficially own by virtue of their interest in, or relationship with, Alon Israel Oil Company Ltd. or Alon Retail Ltd.

ITEM 1 – CONSIDERATION OF THE AUDITORS’ REPORT
AND FINANCIAL STATEMENTS

At the Meeting, the Directors' Report and the Financial Statements of the Company for the fiscal year ended December 31, 2010 will be presented, reviewed and considered.

ITEM 2 – RE-ELECTION OF DIRECTORS

The Board of Directors has nominated the five (5) persons named and described below to be re-elected as directors, in addition to the Company’s two external directors, David Alphandary and Uzi Baram, constituting the entire Board of Directors of the Company. All of the nominees currently serve as directors of the Company. The current shareholdings of Alon Israel Oil Company Ltd. and Alon Retail Ltd. empower it to elect all of the Company’s directors.

Messrs. David Wiessman, Yitzhak Bader, Shlomo Even and Avraham Meron and Ms. Diana Bogoslavsky have attested to the Board of Directors of the Company and the Company that they meet all the requirements in connection with the election of directors under the Israeli Companies Law, per the statement in the form attached hereto as Appendix A.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the next General Meeting and until his/her successor shall have duly taken office, or such earlier time as he or she shall resign or be removed from the Board of Directors of the Company pursuant to the terms of the Articles of Association of the Company. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

The following information supplied with respect to each person nominated and recommended to be elected to the Board of Directors of the Company is based upon the records of the Company and information furnished to the Company by the nominees.

The nominees to serve on the Board of Directors of Blue Square are:

Name	Age	Position
David Wiessman	55	Executive Chairman of the Board of Directors and Chief Operating Decision Maker
Yitzhak Bader	65	Director
Shlomo Even	54	Director
Diana Bogoslavsky	52	Director
Avraham Meron	72	Director

David Wiessman has served as the Company’s Chairman of the Board of Directors and Chief Operating Decision Maker since April 2011 and as the Company’s Executive Chairman of the Board of Directors from November 15, 2005. Mr. Wiessman is also the Chairman of the Board of Directors of Mega Retail from March 12, 2007 and the Chairman of the Board of Directors of BSRE from December 21, 2005. In addition, Mr. Wiessman is currently the President and Chief Executive Officer of Alon Israel Oil Company Ltd. and President and Joint Executive Chairman of Dor Alon Energy In Israel (1988) Ltd., Chief Executive Officer of Bielsol Investments (1987) Ltd., Chairman of the Board of Directors of Alon Retail, Executive Chairman of Alon U.S.A. Energy, Inc., Director of Rosebud Real Estate Ltd., and holds director and/or officer positions in other companies affiliated with the foregoing Alon entities, both in Israel and the United States. In addition, Mr. Wiessman also serves as a director in other companies not affiliated with Alon Israel Oil Company Ltd., or with Alon USA Inc. Mr. Wiessman is a member of the Compensation Committee of the Company.

Yitzhak Bader has served as the Company’s director from June 2003.  Mr. Bader is currently Chief Executive Officer of Granot, a purchasing organization of the kibbutzim. He is also Chairman of the Board of Directors of Alon Israel Oil Company Ltd. and Joint Chairman of Dor Alon Energy In Israel (1988) Ltd., and a director of Alon Retail, Mega Retail Ltd., Dor Alon Retail Sites Management Ltd., Alon Natural Gas Explorations Ltd., Dor Alon Gas Technologies Ltd., Alon USA Energy, Inc., Alon USA Operating, Inc., Alon USA GP, LLC, Alon USA Capital Inc., Alon Assets Inc., Alon USA Inc., BSRE, Pri-Gat Ltd., Rimon Counseling and Management Services Ltd., Meiram Water and Infrastructures Ltd., various entities under control of Granot, and One Technologies Software (ASD) Ltd.

Shlomo Even has served as the Company’s director since June 2003.  Mr. Even is currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of the following companies: Super Sol Bielsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Alon Energy in Israel (1988) Ltd., Rosebud Real Estate Ltd., Dor Alon Retail Sites Management Ltd., Alon Natural Gas Explorations  Ltd.,  Alon USA Energy Inc., Alon USA Operating Inc., Alon USA GP LLC, Alon USA Capital Inc., Alon Assets Inc. and Alon USA Inc.

Diana Bogoslavsky has served as the Company’s director since March 2006. She has served as the Chief Executive Officer of Mishkei Emek Hayarden and the Regional Plants since 2005. From 1996 to 2004, Ms. Bogoslavsky served as Manager of the Economic Department of Brit Hapikuach (the Supervision Alliance). From 2000 to 2004, Ms. Bogoslavsky also served as a member of the management of Brit Hapikuach and as the Chairman of the Board of Directors of Jenny Company, a subsidiary of Brit Hapikuach. From 1993 to 1996, Ms. Bogoslavsky served as Bank Mizrahi representative in Argentina. Ms. Bogoslavsky currently serves as a director in Dor Alon Energy In Israel (1988) Ltd., Dor Alon Retail Sites Management Ltd., Alon Natural Gas Explorations Ltd. the Union of the Kibbutzim Industry, and as a director in several others companies.

Avraham Meron has served as the Company’s director and member of the Audit Committee of the Company since August 20, 2007. Mr. Meron is currently an independent advisor and is an external director in Africa Israel Properties Ltd., a director in Discount Mortgage Bank Ltd., a member of the investments committee in Clal Finance Group, and a director in A.I. America Israel Investments Ltd. For a period of 13 years, until October 2005, Mr. Meron served as senior vice president-finance of Africa Israel Investments Ltd.  Mr. Meron also served as a director of Africa Israel’s subsidiaries, including Alon Oil Company group, the controlling shareholder of the Company. Mr. Meron is a CPA and holds a degree in Accounting from the Hebrew University of Jerusalem.

It is proposed that at the Meeting, the following Resolution be adopted:

“RESOLVED, that David Wiessman, Yitzhak Bader, Shlomo Even, Diana Bogoslavsky and Avraham Meron be, and hereby are, each re-elected to hold office as a director of the Company until the close of the next annual general meeting.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors recommends a vote FOR the nominees to the Board of Directors.

ITEM 3 – APPROVAL OF THE EXTENSION OF THE COMPENSATION
ARRANGEMENT TO THE CHAIRMAN
OF THE BOARD OF DIRECTORS

In accordance with Amendment No. 16 to the Companies Law, in general, any transaction or compensation arrangement with a "controlling shareholder", including transactions and compensation arrangements in effect prior to Amendment No. 16, must be approved by the Audit Committee, Board of Directors and the General Meeting of Shareholders every three years. Furthermore, existing transactions and compensation arrangements with Controlling Shareholders must be approved by the later of (i) November 15, 2011, (ii) the first shareholders meeting convened after May 15, 2011 and (iii) three years from the date the transaction was last approved by the General Meeting of Shareholders.

On February 2, 2006, the shareholders of the Company approved a compensation arrangement with Mr. David Wiessman.  Since for avoidance of doubt, Mr. David Wiessman may be deemed to be a "controlling shareholder" of the Company under the Companies Law, shareholders are being asked to approve the extension of Mr. Wiessman compensation arrangement.

Under the proposal, Mr. Wiessman would continue to receive his current compensation consisting of a monthly payment of NIS 42,456 plus VAT commencing from November 15, 2005; such amount would continue to be linked to changes in Israel’s consumer price index since November 2005 and would be updated every three months (therefore the current monthly amount is NIS 49,000). No additional fees would be paid to the Chairman for attending meetings of the Board of Directors or any committee of the Board of Directors. The Chairman would also be entitled to reimbursement of actual expenses incurred by him in connection with his service as the Chairman of the Board.

        It is proposed that at the Meeting the following resolution be adopted:

        “RESOLVED, to approve the extension of the compensation arrangement to the Chairman for a period of three years, commencing at this Shareholders Meeting.”

 The affirmative vote of the Company’s shareholders holding at least a majority of the shares present, in person or by proxy, and voting on the matter is required to adopt this resolution, provided that such a majority includes (i) at least a majority of the total shares of shareholders present at the Meeting in person or by proxy, who have no personal interest in the approval of such proposal  (abstentions will not be taken into account); or (ii) the total number of shares of the shareholders mentioned in clause (i) above voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

The Audit Committee and the Board of Directors recommend a vote FOR approval of the proposed resolution.

ITEM 4 – RE-APPOINTMENT OF AUDITORS

Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, has been nominated by the Board of Directors of the Company for re-appointment as the auditors of the Company for the year ending December 31, 2011. Kesselman & Kesselman are the Company’s current auditors and have no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2011, and that the Audit Committee and the Board of Directors of the Company be, and hereby is, authorized to determine the compensation of the said auditors.”

The affirmative vote of the holders of a majority of the Ordinary Shares represented at the General Meeting in person or by proxy and voting thereon is required to adopt this resolution.

The Board of Directors and the Audit Committee recommend a vote FOR approval of the proposed resolution.

OTHER BUSINESS

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the Meeting, but, if any other matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

David Wiessman
Executive Chairman of the Board of Directors
and Chief Operating Decision Maker

Dated: January 4, 2012

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to Alon Holdings Blue Square – Israel Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”).  Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is my resume, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to on the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned have signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offences under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offence of bribery, fraud, offences of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

72220 Alon Holdings VIF_Layout 1 1/3/12 12:52 PM Page 1
72220 Alon Holding-Blue Square VIF
Proof 5

Date: February 2, 2012
See Voting Instruction On Reverse Side.

Please make your marks like this: X Use dark black pencil or pen only

Proposals for upcoming Annual Meeting of Shareholders

	For All Nominees	Withhold Authority For All Nominees	For All Except (See instructions below)
1. To re-elect directors to the Board of Directors of the Company until the next annual shareholders meeting of the Company.	☐	☐	☐

- ❍ David Wiessman
- ❍ Yitzhak Bader
- ❍ Shlomo Even
- ❍ Diana Bogoslavsky
- ❍ Avraham Meron

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you with to withhold, as shown here: ●

	Yes	No
2a. Do you have a personal interest (as defined in the proxy statement) in approval of proposal 2 above? (Response required for vote to be counted.)	☐	☐

Authorized Signatures - This section must be completed for your instructions to be executed.

____________________ Please Sign Here
______________ Please Date Above

____________________ Please Sign Here
______________ Please Date Above

✂ Please separate carefully at the perforation and return just this portion in the envelope provided. ✂

Annual General Meeting of Alon Holdings Blue Square-Israel Ltd.
to be held February 2, 2012
For Holders as of December 30, 2011

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time January 26, 2012.

PROXY TABULATOR FOR
ALON HOLDINGS BLUE SQUARE-ISRAEL LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Copyright © 2012 Mediant Communications LLC. All Rights Reserved

72220 Alon Holdings VIF_Layout 1 1/3/12 12:52 PM Page 2
72220 Alon Holding-Blue Square VIF
Proof 5

Alon Holdings Blue Square-Israel Ltd.

Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on January 26, 2012)

The undersigned registered owner of American Depositary Shares ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of Alon Holdings Blue Square-Israel Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on **December 30, 2011** at the **Annual General Meeting** of the Shareholders of Alon Holdings Blue Square-Israel Ltd. to be held at their executive offices on **February 2, 2012** or at any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

Instructions as to voting on the specific resolutions should be indicated by an X in the appropriate box. If no specification is made, the Depositary will deem the undersigned to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such shares or other Deposited Securities and the Depositary will give such instruction.

PROXY TABULATOR FOR
ALON HOLDINGS BLUE SQUARE-ISRAEL LTD.
P.O. Box 8016
CARY, NC 27512-9903